United States

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

MOLECULAR TEMPLATES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

608550208

(CUSIP Number)

November 14, 2024

(Date of Event Which Requires Filing This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 608550208

1.	Names of Reporting Persons BB Biotech AG
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person with:	5.	Sole Voting Power 0
	6.	Shared Voting Power 904,001(1)(2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 904,001(1)(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 904,001(1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by amount in Row (9) 9.9%(2)
12.	Type of Reporting Person (See Instructions) HC, CO

(1)

The shares reported herein for the Reporting Person represent (i) 134,667 shares of common stock underlying certain pre-funded warrants (“Pre-Funded Warrants”) and (ii) 769,334 shares of common stock underlying certain common warrants (“Warrants”).

(2)

The percentage of the class is based on 6,583,880 shares of Common Stock outstanding as of October 15, 2024, as reported by the Issuer in its definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission on October 31, 2024. The Warrants and Pre-Funded Warrants contain provisions preventing such Warrants and Pre-Funded Warrants from being exercised if such exercise would result in the holder beneficially owning more than 9.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issuable upon exercise of the Warrants or Pre-Funded Warrants. However, the amounts reported in rows 6, 8 and 9 herein represent the number of shares of Common Stock that would be issuable upon the exercise of the Pre-Funded Warrants and Warrants in full, and do not give effect to the blocking provisions.

CUSIP No. 608550208

1.	Names of Reporting Persons Biotech Target N.V.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Curaçao

Number of Shares Beneficially Owned by Each Reporting Person with:	5.	Sole Voting Power 0
	6.	Shared Voting Power 904,001(1)(2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 904,001(1)(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 904,001(1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by amount in Row (9) 9.9%(2)
12.	Type of Reporting Person (See Instructions) CO

(1)

The shares reported herein for the Reporting Person represent (i) 134,667 shares of common stock underlying certain pre-funded warrants (“Pre-Funded Warrants”) and (ii) 769,334 shares of common stock underlying certain common warrants (“Warrants”).

(2)

The percent of the class is based on 6,583,880 shares of Common Stock outstanding as of October 15, 2024, as reported by the Issuer in its definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission on October 31, 2024. The Warrants and Pre-Funded Warrants contain provisions preventing such Warrants and Pre-Funded Warrants from being exercised if such exercise would result in the holder beneficially owning more than 9.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issuable upon exercise of the Warrants or Pre-Funded Warrants. However, the amounts reported in rows 6, 8 and 9 herein represent the number of shares of Common Stock that would be issuable upon the exercise of the Pre-Funded Warrants and Warrants in full, and do not give effect to the blocking provisions.

Item 1

1(a) Name of Issuer: Molecular Templates, Inc.

1(b) Address of Issuer’s Principal Executive Offices:

9301 Amberglen Blvd, Suite 100, Austin, TX 78729

Item 2

2(a) Name of Person Filing: BB Biotech AG (“BB Biotech”) on behalf of its wholly-owned subsidiary, Biotech Target N.V. (“Biotech Target”)

2(b) Address of Principal Business Office or, if none, Residence:

BB Biotech: Schwertstrasse 6, CH-8200 Schaffhausen, Switzerland

Biotech Target: Ara Hill Top Building, Unit A-5, Pletterijweg Oost 1, Curaçao

2(c) Citizenship:

BB Biotech: Switzerland

Biotech Target: Curaçao

2(d) Title of Class of Securities: Common Stock, $0.001 Par Value Per Share

2(e) CUSIP Number: 608550208

Item 4. Ownership

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

This statement is filed jointly by BB Biotech and Biotech Target. Biotech Target is a wholly-owned subsidiary of BB Biotech.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURES

After reasonable inquiry and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BB Biotech AG

Date: November 18, 2024	By:	/s/ Martin Gubler
Signatory Authority
	Name:	Martin Gubler
	Title:	Signatory Authority

Date: November 18, 2024	By:	/s/ Ivo Betschart
Signatory Authority
	Name:	Ivo Betschart
	Title:	Signatory Authority
Biotech Target N.V.

Date: November 18, 2024	By:	/s/ Jan Bootsma
Signatory Authority
	Name:	Jan Bootsma
	Title:	Signatory Authority

Date: November 18, 2024	By:	/s/ Hugo van Neutegem
Signatory Authority
	Name:	Hugo van Neutegem
	Title:	Signatory Authority

Exhibit Index

Exhibit A: Joint Filing Statement by and between BB Biotech AG and Biotech Target N.V. with respect to the filing of this disclosure statement.*

*	Previously filed as an exhibit to BB Biotech AG and Biotech Target N.V.’s Schedule 13G filed with the Securities and Exchange Commission on January 29, 2020.